UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER: 1-11656

A.                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL GROWTH 401(k) SAVINGS PLAN

B.                   Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

GENERAL GROWTH PROPERTIES, INC.

110 NORTH WACKER DRIVE

CHICAGO, ILLINOIS 60606

(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Note:                   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Blackman Kallick, LLP
Chicago, Illinois
June 25, 2012

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	December 31,
	2011	2010
ASSETS:
Participant-directed investments:
Registered investment companies	$205,322,310	$230,592,518
Employer stock fund	20,811,466	27,529,765
Vanguard Retirement Savings Trust	42,608,312	44,024,330
Vanguard Brokerage Option	595,492	1,380,602
Total participant-directed investments	269,337,580	303,527,215

Receivables:
Notes receivable from participants	4,858,166	5,776,575
Employer contributions	853,772	959,592
Participant contributions	460,762	601,315
Total receivables	6,172,700	7,337,482
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	275,510,280	310,864,697

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,973,037)	(1,733,595)

NET ASSETS AVAILABLE FOR BENEFITS	$273,537,243	$309,131,102

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

INVESTMENT INCOME:
Dividend income	$7,033,777
Net depreciation in fair value of investments	(6,735,891)
Gain on sale of HHC common stock	3,420
Total investment income	301,306

CONTRIBUTIONS:
Participants	13,875,889
Employer	7,838,060
Total contributions	21,713,949

OTHER ADDITIONS:
Litigation settlement	3,899,184
Other additions	445,223
Total other additions	4,344,407
Total investment income, contributions and other additions	26,359,662

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefit payments	50,511,676
Transfer to HHC 401(k) savings plan	11,352,400
Administrative expenses	85,568
Other, net	3,877
Total deductions from net assets	61,953,521

NET DECREASE IN PLAN ASSETS	(35,593,859)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	309,131,102
End of year	$273,537,243

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.        Description of Plan and Significant Plan Provisions

The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan’s provisions.

General:  GGP Limited Partnership (the “Company”) is the Plan Sponsor and Plan Administrator.  Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan.  The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement.  The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries.  Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen.  Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and, therefore, are not eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedule presented have been prepared in accordance with the financial reporting requirements of ERISA.

Reorganization under Chapter 11:  GGP, Inc. (the “Predecessor”), former parent of the Company and certain of its domestic subsidiaries, filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code in the Southern District of New York on April 16, 2009 and emerged from bankruptcy pursuant to the reorganization plan on November 9, 2010.  Pursuant to the reorganization plan, the Predecessor merged with General Growth Properties, Inc, a Delaware Corporation, which was organized in July 2010.  Also pursuant to the reorganization plan, prepetition creditor claims were satisfied in full and equity holders received newly issued common stock in GGP and in The Howard Hughes Corporation, a newly formed real estate company (“HHC”).

Sale of HHC common stock and formation of the HHC 401(k) Savings Plan:  Pursuant to the reorganization plan, each holder of a share of GGP common stock was issued .098344 of a share of HHC common stock.  Subsequent to November 9, 2010, the HHC common stock that was issued as a part of the reorganization plan was sold resulting in a gain on sale of HHC common stock of $3.4 thousand in 2011 and $7.4 million in 2010.

Additionally, pursuant to the reorganization plan and formation of HHC, a new 401(k) savings plan for HHC employees was created effective on January 1, 2011.  The funds for HHC employees with account balances in the Plan were transferred to the HHC 401(k) Savings Plan in the amount of $8.7 million on January 13, 2011, $2.2 million on February 7, 2011 and $0.1 million on April 6, 2011. The outstanding loans held by HHC employees were transferred to the HHC 401(k) Savings Plan in the amount of $0.4 million.

Rouse Properties, Inc. Spin-Off and formation of the Rouse Properties, Inc. 401(k) Savings Plan:  The Board of Directors approved the distribution of RPI on December 20, 2011 in the form of a special dividend for which GGP shareholders were entitled to receive approximately 0.0375 shares of RPI common stock for each share held as of December 30, 2011.

Additionally, pursuant to the RPI spin-off, a new 401(k) savings plan for RPI employees was created effective on January 12, 2012.  RPI employees with account balances in the Plan were terminated from the Plan and given the option to rollover their funds to the RPI 401(k) Savings Plan.

Contributions:  Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined in the Plan

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

document.  The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year.  For 2011, a participant’s before-tax contribution was generally limited to $16,500. Also for 2011, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,500.  Participants may also designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan.  The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.

Litigation settlement:  A class action lawsuit was filed against General Growth Properties, Inc. (“GGP”) alleging breach of fiduciary duty with respect to the oversight and management of the Plan by GGP.  The lawsuit claimed that GGP continued to allow the Plan to invest in the common stock of GGP during the period from April 2007 through April 16, 2009.  The litigation was settled through mediation in July 2010 and the final settlement was approved by the court in December 2010.  As a result of the settlement, the Plan received $3.9 million, which is reflected as Other Additions in the Statement of Changes in Net Assets for the year ended December 31, 2011.

Participant accounts:  Separate accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances as defined in the Plan.  The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account.  Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.

At December 31, 2011, the Plan included the following investment options:

•                  Thirty registered investment companies which offer investments in stocks, bonds and cash equivalents;

•                  Common stock of the Company, a publicly-traded real estate investment trust (“Employer Stock Fund”), subject to certain limitations as discussed below; and

•                  Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions.

On April 21, 2009, the Employee Stock Fund was closed to all new contributions.  Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

Notes receivable from participants: Participants may borrow against their account, subject to certain administrative rules.  The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed the lesser of 50% of the participant’s total vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. As of January 1, 2011, any new loans may not exceed five years. Principal and interest are due each pay period.  Participant loans are due and payable within 90 days upon termination of employment. Delinquent participant loans are reclassified as distributions based on the terms in the Plan document.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting:  Employee and employer contributions for contributions made on or after January 1, 1998 vest immediately.

Termination:  Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA.  Upon a complete or partial termination of the Plan, all affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.

Payment of benefits:  Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan.  GGP stock will be distributed in cash or stock, as elected by the Participant.  All other distributions will be made in cash.

Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant.  For participant account balances of $1,000 or less, lump sum cash distributions will be made.

NOTE 2.        Summary of Significant Accounting Policies

Basis of accounting:  The financial statements were prepared using the accrual method of accounting.

Use of estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

Valuation of investments:  The Plan’s investments are stated at fair value.  Units of the Vanguard Retirement Savings Trust (“VRST”), a common collective trust which invests primarily in investment contracts, are valued at fair value and then adjusted to contract value.  Contract value is calculated as the sum of the principal balance plus accrued interest.  Both the fair value of the Plan’s investment in the VRST and the adjustment to contract value is reflected on the Statements of Net Assets Available for Benefits.  Refer to Note 3 Fair Value Measurements for disclosure regarding the valuation methodologies used to measure fair value of the Plan’s participant-directed investments.

Investment transactions:  Investment income is allocated and recorded daily to the participants’ accounts.  Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividends are recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Administrative expenses:  All administrative expenses result in a deduction from participants’ accounts.

Payment of benefits:  Benefit payments to participants are recorded upon distribution.  There were no benefits payable at December 31, 2011 or 2010.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.        Fair Value Measurements

The Plan measures its financial assets and liabilities at fair value on a recurring basis in accordance with generally accepted accounting principles related to fair value.  The fair value measurement guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•                  Level 1 - defined as observable inputs such as quoted prices in active markets;

•                  Level 2 - defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•                  Level 3 - defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for assets measured at fair value are as follows:

•                  Short-term money market and registered investment companies - Shares in these funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

•                  Common collective trust — The Plan’s investment in the VRST is valued at the Net Asset Value (NAV) per unit as determined by the trustee.  Such NAV is based on the value of the underlying assets and liabilities of the trust.  The investment objective of the VRST is to preserve principal and provide a stable return over the life of the investment.  Participants may transfer funds in and out of the trust without any prohibitive restrictions.

•                  Fixed income securities and equity securities - Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price.  Equity securities in the Vanguard Brokerage Option are valued at the last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices.

•                  Employer Stock Fund — The Employer Stock Fund is valued using the year-end market price of GGP common stock plus the uninvested cash held in the fund.

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the Plan’s financial assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2011 and 2010:

	Fair Value Measurements
	At December 31, 2011
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Short-term money market	$282,486	$—	$—	$282,486
Common collective trust (stable value)	—	42,608,312	—	42,608,312
Registered investment companies:
Target retirement funds	66,568,679	—	—	66,568,679
Fixed income	27,642,464	—	—	27,642,464
Domestic stock funds	88,619,418	—	—	88,619,418
International equity	17,948,755	—	—	17,948,755
Other	4,542,994	—	—	4,542,994
Fixed income securities	100,861	—	—	100,861
Equity securities	212,145	—	—	212,145
Employer Stock Fund	20,811,466	—	—	20,811,466
Total Investments - Fair Value	$226,729,268	$42,608,312	$—	$269,337,580

	Fair Value Measurements
	At December 31, 2010
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Short-term money market	$920,623	$—	$—	$920,623
Common collective trust (stable value)	—	44,024,330	—	44,024,330
Registered investment companies:
Target retirement funds	70,403,670	—	—	70,403,670
Fixed income	27,202,814	—	—	27,202,814
Domestic stock funds	105,814,595	—	—	105,814,595
International equity	23,429,793	—	—	23,429,793
Other	3,741,646	—	—	3,741,646
Fixed income securities	102,558	—	—	102,558
Equity securities	357,421	—	—	357,421
Employer stock fund	27,529,765	—	—	27,529,765
Total Investments - Fair Value	$259,502,885	$44,024,330	$—	$303,527,215

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.        Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
Description of Investment	2011	2010

Vanguard Retirement Savings Trust (at contract value)	$40,635,275	$42,290,735
Vanguard 500 Index Fund Investor Shares	29,137,383	24,764,072
Vanguard Intermediate-Term Bond Index Fund Investor Shares	27,642,464	27,202,814
GGP Common Stock	20,811,466	27,529,765
Vanguard Target Retirement 2025 Fund	19,707,386	22,518,971
American Funds Euro Pacific Growth Fund; R-4 Shares	15,815,201	23,429,793
Artisan Mid Cap Fund; Investor Shares	14,237,279	16,234,165
Royce Total Return Fund Service (1)	13,452,034	17,825,100

(1) Represent 5% of the Plan’s net assets available for benefits as of December 31, 2010 and does not represent 5% of the Plan’s net assets available for benefits as of December 31, 2011.

During 2011, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) decreased in value as follows:

Registered investment companies	$(5,874,857)
Employer Stock Fund	(857,081)
Vanguard Brokerage Option, net	(3,953)
Net depreciation in fair value of investments	$(6,735,891)

NOTE 5.        Income Tax Status

The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003; and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Management does not believe that any Plan amendments made subsequent to January 1, 2004 affect the qualification of the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 6.        Risks and Uncertainties

The Plan provides for investment in various investment securities.  The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect

GENERAL GROWTH 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 7.        Exempt Party-In-Interest Transactions

As of April 21, 2009, the Employee Stock Fund was closed to new contributions.  Contributions made to the Employee Stock Fund prior to April 21, 2009 may remain invested therein.

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund.  Administrative fees paid by participants, which reduced Plan net assets, were $85,568 in 2011.

NOTE 8.        Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$273,537,243	$309,131,102
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,973,037	1,733,595
Net assets available for benefits per the Form 5500	$275,510,280	$310,864,697

The following is a reconciliation of net decrease in Plan assets:

Year Ended
December 31, 2011
Net decrease in Plan assets per the financial statements	$(35,593,859)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	239,442
Net loss per the Form 5500 (at fair value)	$(35,354,417)

GENERAL GROWTH 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

E.I.N. 41-1746121  Plan Number 002

Identity of Issue		Description of Investment	Fair Value
Registered Investment Companies:
*	American Funds Euro Pacific Growth Fund; R-4 Shares	Registered Investment Company	$15,815,201
*	Artisan Mid Cap Fund; Investor Shares	Registered Investment Company	14,237,279
*	Lord Abbett Mid Cap Value Fund; Class A Shares	Registered Investment Company	4,792,331
*	Royce Total Return Fund Service	Registered Investment Company	13,452,034
*	Royce Total Return Fund Serv	Registered Investment Company	37,287
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	29,137,383
*	Vanguard Emrg Mkts Stk Idx Inv	Registered Investment Company	28,893
*	Vanguard Equity Income Inv	Registered Investment Company	798,013
*	Vanguard Explorer Fund Investor Shares	Registered Investment Company	6,148,766
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	8,618,426
*	Vanguard High-Yield Corp Inv	Registered Investment Company	108,587
*	Vanguard Infla-Prot Securities	Registered Investment Company	580,692
*	Vanguard Intermediate-Term Bond Index Fund Investor Shares	Registered Investment Company	27,642,464
*	Vanguard Morgan Growth Inv	Registered Investment Company	11,312,361
*	Vanguard Prime Money Market Fund	Registered Investment Company	45,471
*	Vanguard REIT Index Fund Investor Shares	Registered Investment Company	3,808,244
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	122,826
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	859,244
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,352,705
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	11,394,345
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	6,089,754
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	19,707,386
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	4,180,524
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	10,444,028
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	2,231,311
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	6,808,625
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	1,481,487
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	18,296
*	Vanguard Target Retirement Income	Registered Investment Company	2,000,973
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	2,067,374
			205,322,310

*	GGP Common Stock	Employer Stock Fund	20,811,466

*	Vanguard Retirement Savings Trust	Common/Collective Trust	42,608,312

*	VGI Brokerage Option	Vanguard Brokerage Option	595,492

*	Loan Fund	4.25% - 10.5%	4,858,166
	Total		$274,195,746

* Party in Interest

See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

By: GENERAL GROWTH PROPERTIES LP,
as Administrator

June 25, 2012	/s/ Catherine C. Hollowell
By: Catherine C. Hollowell
SVP, Human Resources

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Blackman Kallick, LLP